UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Noah Education Holdings Ltd.
(Name of Issuer)

Ordinary Shares, with par value US$0.00005 per share[1]
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

G65415 104 (Ordinary Shares)
65487R303 (American Depositary Shares)
(CUSIP Number)

Jointly Gold Technologies Limited	Marco Chung
Mr. Dong Xu	Morgan Stanley
First Win Technologies Limited	Level 46, International Commerce Centre
Mr. Benguo Tang	1 Austin Road West, Kowloon
Global Wise Technologies Limited	Hong Kong
Mr. Xiaotong Wang	+(852) 2848-5200
Sunshine Nation Limited
Ms. Siyuan Du	With a copy to:
Mr. Qicai Du
Peter X. Huang
c/o Noah Education Holdings Ltd.,	Skadden, Arps, Slate, Meagher & Flom LLP
Unit F, 33rd Floor, NEO Tower A, Che Gong Miao,	30th Floor, China World Office 2
Futian District, Shenzhen, Guangdong,	No. 1, Jianguomenwai Avenue
People’s Republic of China	Beijing 100004, People’s Republic of China
+(86) 755-8288-9123	+(86) 10-6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one ordinary share.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Jointly Gold Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,073,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,073,200
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,073,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1)          Excludes shares beneficially owned by Morgan Stanley, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Dong Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,253,200(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,253,200
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,253,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(3)
14.	TYPE OF REPORTING PERSON IN

(1)          Includes 8,073,200 Ordinary Shares beneficially held through Jointly Gold Technologies Limited, and 180,000 Ordinary Shares issuable upon exercise of vested options held by Mr. Xu.

(2)          Excludes shares beneficially owned by Morgan Stanley, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(3)          Percentage calculated based on 36,943,991 Ordinary Shares, including 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014, and 180,000 Ordinary Shares issuable upon exercise of vested options held by Mr. Xu.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: First Win Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,268,268
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,268,268
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,268
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Benguo Tang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,268,268
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,268,268
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,268
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Global Wise Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,288,660
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,288,660
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,288,660
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(2)
14.	TYPE OF REPORTING PERSON CO

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Xiaotong Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,288,660
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,288,660
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,288,660
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Sunshine Nation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,647,743
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,647,743
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Mr. Qicai Du, and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Siyuan Du
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,647,743
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,647,743
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Mr. Qicai Du, and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Qicai Du
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,398,804
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,398,804
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,804
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(2)
14.	TYPE OF REPORTING PERSON IN

(1)          Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 70
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 70

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14.	TYPE OF REPORTING PERSON HC, CO

(1)          Excludes shares beneficially owned by Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, and Baring Asia II Holdings (22) Limited. See discussions in Item 5.

(2)          Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of June 5, 2014.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Jointly Gold Technologies Limited, Mr. Dong Xu, First Win Technologies Limited, Mr. Benguo Tang, Global Wise Technologies Limited, Mr. Xiaotong Wang, Sunshine Nation Limited, Ms. Siyuan Du, Mr. Qicai Du and Morgan Stanley (“MS”) (collectively referred to herein as the “Reporting Persons”), with respect to Noah Education Holdings Ltd. (the “Company” or “Issuer”).

The Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) and amends and supplements the statement on Schedule 13D filed by MS, Sunshine Nation Limited, Ms. Siyuan Du, and Mr. Qicai Du on December 31, 2013 (as amended and supplemented by an amendment No. 1 to the Schedule 13D filed on April 4, 2014). The ordinary shares of the Issuer described herein held by Jointly Gold Technologies Limited, Mr. Dong Xu, First Win Technologies Limited, Mr. Benguo Tang, Global Wise Technologies Limited and Mr. Xiaotong Wang were previously reported on Schedule 13Gs filed on February 11, 2008, and amendments thereto.

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares (“Ordinary Shares”), par value US$0.00005 per share, including Ordinary Shares represented by American depositary shares (“ADSs”), each representing one Ordinary Share, of the Company. The address of the principal executive office of the Company is Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China.

Item 2.	Identity and Background

(a) – (c), (f) Jointly Gold Technologies Limited is a company incorporated in the British Virgin Islands. The principal business of Jointly Gold Technologies Limited is education investment and consulting. The address of Jointly Gold Technologies Limited’s principal business office is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Mr. Dong Xu is the sole owner and director of Jointly Gold Technologies Limited.

Mr. Dong Xu is a founder of the Company and serves as the chairman of the board of directors of the Company since the Company’s formation. He serves as the chief strategy officer of the Company since April 2011 and the acting chief executive officer of the Company since January 2012. Mr. Xu served as the chief executive officer of the Company from April 2004 to March 2011. Mr. Xu is also the founder and 100% owner of Leisen Education and 70% owner of Wentai Investment. The business address of Mr. Xu is c/o Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong, People’s Republic of China. Mr. Xu is a citizen of the People’s Republic of China.

First Win Technologies Limited is a company incorporated in the British Virgin Islands. The principal business of First Win Technologies Limited is education investment and consulting. The address of First Win Technologies Limited’s principal business office is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Mr. Benguo Tang is the sole owner and director of First Win Technologies Limited.

Mr. Benguo Tang is a founder of the Company and serves as a member of the board of directors of the Company since 2004. He served as the president and chief operating officer of the Company from 2004 to 2011. The business address of Mr. Tang is c/o Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong, People’s Republic of China. Mr. Tang is a citizen of the People’s Republic of China.

Global Wise Technologies Limited is a company incorporated in the British Virgin Islands. The principal business of Global Wise Technologies Limited is education investment and consulting. The address of Global Wise Technologies Limited’s principal business office is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Mr. Xiaotong Wang is the sole owner and director of Global Wise Technologies Limited.

Mr. Xiaotong Wang is a founder of the Company and serves as a member of the board of directors of the Company since 2004. Mr. Wang also serves as a director of Shenzhen Tiku Internet Technology Co., Ltd. and Noah Industrial. The business address of Mr. Wang is c/o Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Mr. Wang is a citizen of the People’s Republic of China.

Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The principal business of Sunshine Nation Limited is education investment and consulting. The address of Sunshine Nation Limited’s principal business office is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Du Siyuan is the sole owner and director of Sunshine Nation Limited.

Ms. Du Siyuan is the sole director of Sunshine Nation Limited. The business address of Ms. Du is 5F Wuyi Xinganxian, No. 717 Wuyi West Road, Changsha City, Hunan Province, China. Ms. Du is a citizen of Canada.

Mr. Du Qicai is a director of the Company. Mr. Du also serves as the general manager of Wentai Education since 2002 and the general manager and vice president of Zhongda Foundation since 2008. The business address of Mr. Du is c/o Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Mr. Du is a citizen of the People’s Republic of China.

MS, a Delaware corporation, is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The address of MS’s principal business office is 1585 Broadway, New York, NY 10036.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule A attached hereto and incorporated herein by reference.

(d) – (e)           During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an agreement and plan of merger, dated as of April 2, 2014 (the “Merger Agreement”), by and among Rainbow Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Rainbow Education Merger Sub Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.04, and is incorporated herein by reference in its entirety.

As of April 2, 2014, the Reporting Persons anticipated that approximately $34.0 million will be expended by Morgan Stanley Private Equity Asia IV, L.P. and/or its affiliates in (i) acquiring 11,929,825 outstanding Ordinary Shares and ADSs owned by public shareholders of the Company other than the Rollover Shareholders (as defined in Item 4 below) (the “Publicly Held Shares”); and (ii) pay for the outstanding options, restricted shares and restricted share units to purchase the Ordinary Shares.

As contemplated on April 2, 2014, the financing for the Merger and the other transactions contemplated by the Merger Agreement will be obtained pursuant to an equity commitment letter, dated as of April 2, 2014 (the “Equity Commitment Letter”), by and between Morgan Stanley Private Equity Asia IV Holdings Limited (“MSPEA Fund IV”) and Parent. Under the terms and subject to the conditions set forth in the Equity Commitment Letter, MSPEA Fund IV committed to subscribe, or cause to be subscribed, directly or indirectly through one or more of its affiliates, for newly issued preferred shares of Parent and to pay, or cause to be paid, to Parent in immediately available funds at or prior to the effective time of the Merger (the “Effective Time”) an aggregate cash purchase price equal to $34.0 million. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.05, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du and Baring Asia II Holdings (22) Limited (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) entered into a support agreement (the “Support Agreement”) with Parent, pursuant to which an aggregate of 25,049,944 Ordinary Shares owned by the Rollover Shareholders will be canceled at the closing of the Merger, in exchange for 25,049,944 newly issued ordinary shares of Parent. The Rollover Shareholders, who collectively own approximately 68.1% of the outstanding Ordinary Shares, also agreed that, at the shareholders’ meeting of the Company convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby, to, among other things, (i) appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, (ii) vote or cause to be voted at such meeting all their Ordinary Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby, and (iii) vote or cause to be voted at such meeting all their Ordinary Shares against the approval of any competing acquisition proposal (a “Competing Transaction”). In addition, the Rollover Shareholders agreed, and agreed to cause their representatives (i) not to initiate, solicit, propose, encourage or knowingly facilitate any inquiries, proposals or offers with respect to a Competing Transaction, (ii) not to engage, continue or participate in any discussions or negotiation with any parties with respect to a Competing Transaction, (iii) to promptly advise Parent in writing of any Competing Transaction, and (iv) keep Parent reasonably informed on a reasonably current basis of the status and terms of any Competing Transaction to the extent known by such Rollover Shareholder. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.06, and is incorporated herein by reference in its entirety.

On June 9, 2014, the Rollover Shareholders and Parent entered into an amendment No. 1 to the Support Agreement (the “Amendment No. 1 to the Support Agreement”), pursuant to which the number of Rollover Shares of Jointly Gold Technologies Limited, Global Wise Technologies Limited and Sunshine Nation Limited were reduced by 5,000, 3,600, and 100,000 respectively. The information disclosed in this paragraph is qualified in its entirety by reference to the Amendment No. 1 to the Support Agreement, a copy of which is filed as Exhibit 7.17, and is incorporated herein by reference in its entirety.

In light of the reduction in the Rollover Shares mentioned above, the Reporting Persons anticipate that approximately $34.3 million will be expended by Morgan Stanley Private Equity Asia IV, L.P. and/or its affiliates in (i) acquiring 11,938,425 Publicly Held Shares; (ii) acquiring 100,000 Ordinary Shares held by Sunshine Nation Limited, and (iii) paying for the outstanding options, restricted shares and restricted share units to purchase the Ordinary Shares.  Therefore, on June 9, 2014, MSPEA Fund IV and Parent entered into an amendment No. 1 to the Equity Commitment Letter (the “Amendment No. 1 to the Equity Commitment Letter”), pursuant to which MSPEA Fund IV increased its equity commitment from $34.0 million to $35.0 million. The information disclosed in this paragraph is qualified in its entirety by reference to the Amendment No. 1 to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.18, and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

On December 24, 2013, MSPEA Education Holding Limited (“MSPEA”), an investment holding company indirectly controlled by Morgan Stanley, entered into a consortium agreement (the “Consortium Agreement”) with Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited and Mr. Qicai Du (collectively, the “Management Shareholders”, and together with MSPEA, the “Consortium Members”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the Company’s board of directors for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a maximum of six (6) months after the date thereof, (iii) to conduct a joint assessment of the Company as promptly as reasonably practicable, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into definitive agreements in respect of the transactions contemplated under the Proposal. The information disclosed in this paragraph is qualified in its entirety by reference to the Consortium Agreement, a copy of which is filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

On December 24, 2013, the Consortium Members, on behalf of themselves, submitted the Proposal to the Company’s board of directors. In the Proposal, the Consortium Members proposed to acquire, through an acquisition vehicle (the “Acquisition Vehicle”), all of the Publicly Held Shares for US$2.80 per share. The Consortium Members intend to finance the transactions contemplated under the Proposal through equity capital to be funded or arranged by MSPEA, and rollover financing to be provided by Consortium Members who are existing shareholders of the Company. The information disclosed in this paragraph is qualified in its entirety by reference to the Proposal, a copy of which is filed as Exhibit 7.03, and is incorporated herein by reference in its entirety.

On April 2, 2014, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Ordinary Share or ADS issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, each as defined below) will be cancelled and cease to exist in exchange for the right to receive US$2.85 in cash without interest and net of any applicable withholding taxes. Excluded Shares means, collectively, Ordinary Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders and Ordinary Shares held by the depositary that are not represented by ADSs. Each of the Excluded Shares and ADSs representing the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. Dissenting Shares means Ordinary Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with the Cayman Islands Companies Law (the “CICL”). Each Dissenting Share will be cancelled at the Effective Time for the right to receive from the surviving company the appraised value of such Ordinary Shares as determined in accordance with the CICL.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at a shareholders’ meeting of the Company convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Ordinary Shares and ADSs will no longer be traded on the New York Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Parent. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of MSPEA Fund IV, Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Mr. Qicai Du, Ms. Siyuan Du, The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 (together with The Baring Asia Private Equity Fund II, L.P. 1, “Baring Fund II”) (each, a “Guarantor” and collectively, the “Guarantors”) entered into a limited guarantee with the Company (each, a “Limited Guarantee” and collectively, the “Limited Guarantees”), pursuant to which each Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s termination fee and certain payment obligations relating to the reimbursement and indemnification obligations of Parent under the Merger Agreement; provided that each Guarantor’s payment obligation under its respective Limited Guarantee will not exceed the percentage of Parent’s termination fee and reimbursement obligations each as set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantees, copies of which are filed as Exhibit 7.07 through Exhibit 7.13, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du (collectively, the “Management Members”), Baring Asia II Holdings (22) Limited (“Baring”) and MSPEA entered into an interim investors agreement (the “Interim Investors Agreement”), pursuant to which, among other things, absent the written consent of MSPEA, each of the Management Members shall not, and shall cause his or her affiliates not to, and shall not direct or request in writing that the Company or any other group company take any action or omit to take any action which action or omission (a “Prohibited Action or Omission”) would or would reasonably be expected to (x) cause the Company to be in breach of any representation, warranty, covenant or agreement under the Merger Agreement or (y) constitute, either alone or in combination with any other event, circumstance, change or effect, a Company Material Adverse Effect (as defined in the Merger Agreement). The Interim Investors Agreement also provided for the sharing of the Parent’ termination fee if the Merger is not consummated, and for the sharing of certain fees and expenses incurred in connection with the transactions contemplated in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 7.14, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, MSPEA Fund IV entered into a guarantee (the “MSPEA Fund IV Guarantee”) with the Management Members and Baring, pursuant to which MSPEA Fund IV agreed to unconditionally and irrevocably guarantee the due and punctual performance, satisfaction and observance by MSPEA of MSPEA’s obligations, commitments, undertakings and warranties under or pursuant to the Interim Investors Agreement, and guaranteed MSPEA’s payment obligations under or pursuant to the Interim Investors Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the MSPEA Fund IV Guarantee, a copy of which is filed as Exhibit 7.15, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Baring Fund II entered into a guarantee (the “Baring Fund II Guarantee”) with the Management Members and MSPEA, pursuant to which Baring Fund II agreed to unconditionally and irrevocably guarantee the due and punctual performance, satisfaction and observance by Baring of Baring’s obligations, commitments, undertakings and warranties under or pursuant to the Interim Investors Agreement, and guaranteed Baring’s payment obligations under or pursuant to the Interim Investors Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Baring Fund II Guarantee, a copy of which is filed as Exhibit 7.16, and is incorporated herein by reference in its entirety.

In connection with the reduction in the Rollover Shares mentioned in Item 3 above, on June 9, 2014, Parent, Merger Sub and the Company entered into an amendment No. 1 to the Merger Agreement (the “Amendment No. 1 to the Merger Agreement”), pursuant to which conforming changes were made with respect to the definitions of Rollover Shares and Excluded Shares in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Amendment No. 1 to the Merger Agreement, a copy of which is filed as Exhibit 7.19, and is incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosure assumes that there are 36,763,991 Ordinary Shares outstanding on a fully diluted basis, as of June 5, 2014.

The responses of the Reporting Persons to Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

Jointly Gold Technologies Limited directly holds 8,073,200 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 22.0% of the outstanding ordinary shares of the Company. Jointly Gold Technologies Limited has sole power to vote and to dispose of the 8,073,200 Ordinary Shares.

As the sole owner of Jointly Gold Technologies Limited, Mr. Dong Xu has the sole voting and dispositive power over the 8,073,200 Ordinary Shares held by Jointly Gold Technologies Limited. In addition, Mr. Xu holds vested options to purchase 180,000 Ordinary Shares.

First Win Technologies Limited directly holds 5,268,268 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 14.3% of the outstanding ordinary shares of the Company. First Win Technologies Limited has sole power to vote and to dispose of the 5,268,268 Ordinary Shares.

As the sole owner of First Win Technologies Limited, Mr. Benguo Tang has the sole voting and dispositive power over the 5,268,268 Ordinary Shares held by First Win Technologies Limited.

Global Wise Technologies Limited directly holds 4,288,660 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 11.7% of the outstanding ordinary shares of the Company. Global Wise Technologies Limited has sole power to vote and to dispose of the 4,288,660 Ordinary Shares.

As the sole owner of Global Wise Technologies Limited, Mr. Xiaotong Wang has the sole voting and dispositive power over the 8,073,200 Ordinary Shares held by Global Wise Technologies Limited.

Sunshine Nation Limited directly holds 2,647,743 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 7.2% of the outstanding Ordinary Shares of the Company. Sunshine Nation Limited has sole power to vote and to dispose of the 2,647,743 Ordinary Shares.

As the sole owner of Sunshine Nation Limited, Ms. Siyuan Du has sole power to vote and to dispose of the 2,647,743 Ordinary Shares held by Sunshine Nation Limited.

Mr. Qicai Du directly holds 1,398,804 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 3.8% of the outstanding Ordinary Shares of the Company. Mr. Qicai Du has sole power to vote and to dispose of the 1,398,804 Ordinary Shares.

MS may be deemed to beneficially own an additional 70 Ordinary Shares (including Ordinary Shares represented by ADSs) (the “Additional Shares”) held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Exchange Act, constitute approximately an additional 0% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs).2 Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of such Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons may, by virtue of their actions in respect of the Merger as described herein, be deemed to be members of a “group,” with other Reporting Persons and Baring (and certain of its affiliates). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he/she/it is the beneficial owner of any of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other members of the “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

[2]	In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS and its subsidiaries and affiliates (collectively, “MS Group”). This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS Group whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

(c)	On May 21, 2014, Jointly Gold Technologies Limited sold 5,000 shares of ADS in open market transactions at an average price of US$2.7632 per share. On May 21, 2014, Global Wise Technologies Limited sold 3,600 shares of ADS in open market transactions at an average price of US$2.7629 per share.

Except as set forth in this Item 5(c) and Item 3 above (incorporated herein by reference), none of the Reporting Persons, nor, to their knowledge, any of the directors and officers listed on Schedule A hereto has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d)	With respect to MS:

Except for MS, the MS Reporting Units and clients of the MS Reporting Units who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by MS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares or ADSs beneficially owned by MS.

With respect to the other Filing Persons:

Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated in Item 3 and Item 4 above is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 9, 2014.

Exhibit 7.02	Consortium Agreement, by and among Management Shareholders and MSPEA, dated as of December 24, 2013 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on December 31, 2013).

Exhibit 7.03	Proposal Letter from Management Shareholders and MSPEA to the Company’s board of directors, dated as of December 24, 2013 (incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on December 31, 2013).

Exhibit 7.04	Agreement and Plan of Merger, by and among Rainbow Education Holding Limited, Rainbow Education Merger Sub Holding Limited and the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished by the Company with the SEC on April 3, 2014).

Exhibit 7.05	Equity Commitment Letter, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Rainbow Education Holding Limited, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.05 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.06	Support Agreement, by and among Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and Rainbow Education Holding Limited, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014)

Exhibit 7.07	Limited Guarantee, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.08	Limited Guarantee, by Mr. Dong Xu in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.09	Limited Guarantee, by Mr. Benguo Tang in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.10	Limited Guarantee, by Mr. Xiaotong Wang in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.11	Limited Guarantee, by Ms. Siyuan Du in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.12	Limited Guarantee, by Mr. Qicai Du in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.12 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.13	Limited Guarantee, by Baring Fund II in favor of the Company, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.13 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.14	Interim Investors Agreement, by and among Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and MSPEA Education Holding Limited, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.14 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.15	Guarantee, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and Baring Asia II Holdings (22) Limited, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.15 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.16	Guarantee, by Baring Fund II in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and MSPEA Education Holding Limited, dated as of April 2, 2014 (incorporated herein by reference to Exhibit 7.16 to the Schedule 13D/A filed by Morgan Stanley, Sunshine Nation Limited, Ms. Siyuan Du and Mr. Qicai Du with the SEC on April 4, 2014).

Exhibit 7.17	Amendment No. 1 to the Support Agreement, by and among the Rollover Shareholders and Parent, dated as of June 9, 2014.

Exhibit 7.18	Amendment No. 1 to the Equity Commitment Letter, by and among Parent and MSPEA Fund IV, dated as of June 9, 2014.

Exhibit 7.19	Amendment No. 1 to the Agreement and Plan of Merger, by and among Parent, Merger Sub and the Company, dated as of June 9, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

Morgan Stanley

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

Jointly Gold Technologies Limited

By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Sole Director

Dong Xu

By:	/s/ Dong Xu

first win Technologies Limited

By:	/s/ Benguo Tang
	Name:	Benguo Tang
	Title:	Sole Director

benguo tang

By:	/s/ Benguo Tang

global wise Technologies Limited

/s/ Xiaotong Wang
By:	Name:	Xiaotong Wang
	Title:	Sole Director

xiaotong wang

By:	/s/ Xiaotong Wang

Sunshine Nation Limited

By:	/s/ Siyuan Du
	Name:	Siyuan Du
	Title:	Sole Director

Siyuan Du

By:	/s/ Siyuan Du

Qicai Du

By:	/s/ Qicai Du

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States
*Rayford Wilkins, Jr.	Director	United States
Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Issuer’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.